August 23, 2016

Valvoline Inc.

Registration Statement on Form S-1

File No. 333-211720

Dear Mr. Slivka:

Valvoline Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (File No. 333-211720) (the “Registration Statement”). This letter, together with Amendment No. 3, sets forth the Company’s response to the comments contained in your letter dated August 11, 2016 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 3 and four copies that are marked to show changes from Amendment No. 2 to the Registration Statement are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 3.

Management’s Discussion and Analysis, page 52

Financial Position, Liquidity, and Capital Resources, page 74

1.	We note you entered into a senior secured term loan facility providing you up to $875.0 million of borrowings and a senior secured revolving credit facility providing you up to $450.0 million of borrowing capacity. Further, we note you issued senior unsecured notes in an aggregate principal amount of $375.0 million. Please expand your disclosure to include the terms, covenants, and other significant provisions of these debt facilities.

The Company has revised the disclosure in the Description of Indebtedness section beginning on page 163 of Amendment No. 3 accordingly. We have included cross-references on pages 57 and 79 of Management’s Discussion and Analysis to the disclosed information. We have also included additional disclosure in the Condensed Consolidated Financial Statement for the nine months ending June 30, 2016 and 2015 beginning on page F-59 of Amendment No. 3.

Executive Compensation, page 107

Summary Compensation Table, page 132

2.	We note your supplemental response to comment 3 in our letter dated July 20, 2016, but remain unpersuaded that Valvoline does not need to provide executive compensation for fiscal years 2013 and 2014. Regulation S-K C&DI 217.03 does not appear to apply here because it is for the specific situation where “officers of the subsidiary previously were officers of the parent” and Mr. Mitchell is the only Valvoline officer that was previously an officer of Ashland. Further, Regulation S-K C&DI 217.01 provides clarification of the scope of Instruction 1 to Item 402(c) of Regulation S-K and applies here because even though the assets Valvoline holds post-separation will not be identical to the ones held pre-separation, Valvoline will not be a new company consisting of several different operating segments of Ashland, nor will it have new management. Please revise accordingly.

The Company has revised the disclosure in the Executive Compensation section appearing on page 137 of Amendment No. 3 accordingly.

Please contact me at (859) 815-3333, Julie M. O’Daniel of Valvoline at (859) 357-7777 or Andrew J. Pitts of Cravath, Swaine & Moore LLP at (212) 474-1620 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

Ashland Inc.

/s/ Peter J. Ganz
Peter J. Ganz
Senior Vice President, General Counsel and Secretary

Craig Slivka

    Special Counsel

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Encl.

Copy w/encl. to:

Terence O’Brien

Tracie Mariner

David Korvin

    U.S. Securities and Exchange Commission

        Division of Corporation Finance

            100 F Street, N.E.

                Washington, D.C. 20549

Julie M. O’Daniel

    General Counsel

        Valvoline Inc.

            3499 Blazer Parkway

                Lexington, KY 40509

Andrew J. Pitts

    Cravath, Swaine & Moore LLP

        Worldwide Plaza

            825 Eighth Avenue

                New York, NY 10019

BY EDGAR; FEDEX